

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

April 19, 2010

Mr. Darrell W. Crate
Affiliated Managers Group, Inc.
600 Hale Street
Prides Crossing, MA 01965

> **RE:** **Affiliated Managers Group, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 1, 2010**
> **File #1-13459**

Dear Mr. Crate:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2009

Results of Operations, page 22

1. Please revise future filings to include a more specific and comprehensive discussion of the factors impacting your results. Your discussion should include, but not be limited to, addressing the following factors, where practicable:

- Please separately quantify the revenue earned from management and performance fees both on a consolidated and segment basis for each period presented.
- Please revise to more fully disclose the underlying reasons for changes in the revenue earned from your performance fees.
- While you quantify the decrease in assets under management for each of the segments, you do not specifically discuss the impact of changes in your fee structure or shifts in the amount of assets subject to different rates or types of fees. Please provide expanded disclosure to address this. For example, you could quantify the range of fee rates and clarify if your assets under management are concentrated in any particular rate, if changes of such concentration have occurred and the impact of any fee rate concentration or concentration changes on your results.
- Revise to more specifically discuss and quantify the impact of advance billing on your results.
- Clarify if there are any certain circumstances which would require you to waive management or performance fees. If such a situation has occurred, please discuss and quantify the impact on your results.

Supplemental Performance Measures, page 29

2. We note your presentation of the non-GAAP financial measures Cash Net Income and Cash earnings per share. Given that cash flow measures are widely understood as liquidity measures, there is concern that investors may not fully understand your basis for characterizing these amounts as performance measures. If you continue to believe that these amounts are performance measures, please revise future filings to prospectively change the title of these measures and ensure that such title does not include the word "cash.' Alternatively, if you determine that these amounts are useful as liquidity measures, please revise future filings to include in your disclose the three major categories of the statement of cash flows and delete your presentation of "Cash earnings per share". Please ensure that any revised disclosures are also reflected in your earnings releases. Reference sections 102.05-102.6 of the non-GAAP C&DIs.

Liquidity and Capital Resources, page 31

3. In future filings please disclose the amount available under the credit facility as of December 31, 2009, without violating financial covenants.

4. In future filings please expand the discussion of the Artemis and Pantheon acquisitions to quantify the amounts expected to be obtained from each financing source. Provide us example disclosure.

Contractual Obligations, page 37

5. In future filings please expand the footnote to your senior convertible securities to quantify the amounts in each period that you could be required to repurchase under applicable put rights granted to the holders.

6. In future filings please include contingent payments associated with acquisitions in your table of contractual obligations. Disclose assumptions used in estimating the amounts in a footnote to the table, with additional information clarifying the extent of exposure. Provide us with an example of expected future disclosure in response to these comments.

Item 8. Financial Statements and Supplementary Data, page 42
Management's Report on Internal Control Over Financial Reporting, page 42

7. We note your disclosure that internal control over financial reporting processes "are designed under the supervision of the Company's chief executive and chief financial officers to provide reasonable assurance regarding the reliability of financial reporting ..." This description appears to be based on the definition of internal control over financial reporting set forth in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As described, however, the description does not fully conform to the definition in those rules. Specifically, the description does not indicate that and internal controls over financial reporting is a process designed by, or under the supervision of, the issuer's principal executive and principal financial officers, or persons performing similar functions, "and effected by the issuer's board of directors…" Please confirm that your description of internal control over financial reporting conforms to the definition contain in Rules 13a-15(f) and 15d-15(f) and revise accordingly in future filings. Alternatively, you may simply state in future filings that your certifying officers concluded on the applicable dates that your internal control over financial reporting was effective.

Note 1. Business and Summary of Significant Accounting Policies, page 50
(e) Investments in Partnerships, page 52

8. With a view towards future disclosure, please tell us how you determined it was appropriate to classify your investments as a current asset.

Note 3. Investments in Partnerships, page 57

9. In order to increase the transparency of your financial statements, please provide us, and include in future filings, a rollforward of your investments in partnerships. It is currently unclear how the activity in these investments agrees to the changes in your balance sheet.

Note 18. Business Combinations, page 68

10. With a view towards future disclosure, please provide us with the following information regarding your purchase of Harding Loevner:

- We note your disclosure that the portion of your goodwill and acquired client relationships are deductible for tax purposes. Please tell us what consideration you have to including deferred tax assets in your purchase price allocation.
- Please provide us with a specific and comprehensive discussion regarding how you have incorporated market participant assumptions in your valuation. Reference ASC 820-10.
- Please provide us with a specific and comprehensive discussion regarding how you determined the initial value of the contingent consideration and how subsequent changes in the value will be determined.

Note 19. Affiliate Equity, page 69

11. With a view towards future disclosure, please provide us with the following information:
    - A specific and comprehensive discussion regarding how you determined that the purchase price of your conditional purchase obligations is representative of fair value.
    - How you determined the initial value of your redeemable non-controlling interests and how the changes in value are determined.
    - How you determined whether the put or call is freestanding or embedded.

12. Please provide us, and include in future filings, a rollforward of the activity in your redeemable non-controlling interest balances for each period presented. Reference ASC 810-10-50-1A(c).

13. We note your disclosure on page 51 that adjustments to your redeemable non-controlling interests are recorded in equity. Please clarify how you have reflected these amounts in your statement of stockholders' equity.

Note 24. Earnings Per Share, page 75

14. We note from your disclosure on page 69 that your affiliate equity purchases can be settled in shares of common stock. With a view towards future disclosure, please tell us what consideration you gave to the potential issuance of these shares in calculating your earnings per share. Reference ASC 260-10.

Schedule II. Valuation and Qualifying Accounts, page 82

15. Please revise future filings to more specifically describe the nature of your "other" allowances.

Item 9A. Controls and Procedures, page 83

16. We note in your letter date March 24, 2009 which responds to comments we issued on your Form 10-K for the fiscal year ended December 31, 2008 that you stated you would revise future filings to conform your disclosures to Exchange Act Rule 13a-15(e). It does not appear that you have appropriately made such revisions. In this regard, we note your disclosure that your Chief Executive

Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified. Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures were effective for the purpose of ensuring that material information is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures. Alternatively, in future filings you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be, without providing any part of the definition.

17. We note your qualification in the middle of the first paragraph under Item 9A. Please indicate that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their stated objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. Alternatively, please remove language from your filings that qualify the design, operation, and effectiveness of your disclosure controls and procedures.

Item 15. Exhibits, Financial Statement Schedules, page 85

18. We note that you have not filed the schedules and the exhibits to the Restated Credit Agreement dated November 27, 2007 (Exhibit 10.1). Please file the complete copy of the agreement with your next periodic report.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding comments on the financial statements and related matters please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, or, in her absence, to the undersigned at (202) 551-3355. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief